175 Ghent Road Fairlawn, OH 44333-3300 Tel: 330-869-4232

Fax: 330-869-4482
mike.hicks@omnova.com

Michael E. Hicks

Senior Vice President. CFO

July 13, 2011

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Pamela Long, Assistant Director
Sherry Haywood, Staff Attorney

Re:	OMNOVA Solutions Inc.
Amendment No. 3 to Registration Statement on Form S-4
Filed July 5, 2011 File No. 333-172196

Ladies and Gentlemen:

OMNOVA Solutions Inc., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 7, 2011 (the “Comment Letter”), with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-4 (the “Registration Statement”), filed July 5, 2011.

Below is the Company’s response. For the convenience of the Staff, the Company has repeated the Staff’s comment.

Form 10-Q for the Fiscal Quarter Ended May 31, 2011

You disclose on page 20 that in the second quarter of 2011 you determined you should have recorded losses of $1.5 million ($1.0 million after tax expense) in the first quarter of 2011 related to foreign currency derivative transactions. You concluded that this error was not material to your results of operations for the first and second quarters of 2011, or to your expected results of operations for the

United States Securities and Exchange Commission

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fiscal year ending November 30, 2011. Please tell us how and when the error was discovered and the reasons the original error occurred. Since net income for the three months ended February 28, 2011, was $1 million, a correction of the error in the proper period would reduce net income to zero, which would appear to be significant to an investor relying on your Form 10-Q to evaluate first quarter performance and assess the effect of the acquisition. Additionally, the $1 million loss represents 16% and 14% of net income for the three and six months ended May 31, 2011, respectively. Given this, the correction of the error appears material to all periods. Please provide to us your materiality analysis that supports your conclusion that the correction of the error was not material to your results of operations for the first and second quarters of 2011. Refer to ASC 250-10-S99 -1 for guidance.

Response: The Company completed its acquisition of Eliokem International SAS, a France based specialty chemicals manufacturer, on December 9, 2010. During the first quarter consolidation and close process in March 2011, the Company made inquiries regarding certain currency gains and losses reported by a French subsidiary of Eliokem. Based on the responses to those inquiries, the Company believed that these currency gains/losses were unrealized and the result of translating the French subsidiary’s balance sheet into U.S. dollars for consolidated reporting purposes. Consequently, the Company reported these gains and losses within Accumulated Other Comprehensive Loss at February 28, 2011.

During late May 2011, as part of the Company’s ongoing integration activities for the Eliokem acquisition, the Company became aware that, during the first and second quarters of 2011, the French subsidiary of Eliokem had entered into and settled foreign currency derivative contracts. As a result, the related foreign currency gains and losses previously reported in Accumulated Other Comprehensive Loss in the first quarter of 2011 were, in fact, the result of losses incurred on the foreign currency derivative contracts and not the result of translating the French subsidiary balance sheet as originally believed. After further review and analysis during late May and early June, the Company determined that the realized gains and losses of the derivative contracts settled in the first quarter should have been recognized in the Company’s consolidated statement of operations in the first quarter of 2011. This error was the result of a misunderstanding of the nature of the currency activities which had been carried out by the newly acquired French subsidiary.

There were no derivative contracts outstanding at the end of the first quarter at the French subsidiary. Foreign currency derivative transactions executed in the second quarter were appropriately recognized in earnings in the second quarter. These transactions were stopped effective May 31, 2011.

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July 13, 2011

Upon discovering this error, it was corrected in the second quarter of 2011 by reversing the related amounts in Accumulated Other Comprehensive Loss and recording the realized gains and losses in Other Expense. There were no other unrecorded errors in the first or second quarters of 2011.

The Company evaluated the error in consideration of the authoritative accounting literature in ASC 250 including ASC 250-10-S99-1. The Company believes, as discussed below, that the qualitative and quantitative considerations indicate that the correction is not material to: (i) the results of the first quarter ended February 28, 2011 or (ii) the results of the second quarter ended May 31, 2011. The Company further concluded that the error is not material to the expected results for the full-year of 2011 or the trend in earnings. Accordingly, the Company believes it is appropriate, pursuant to ASC 250-10-45-27, to correct the error in its second quarter ending May 31, 2011. Year-to-date results for the six months ended May 31, 2011 were not impacted due to the correction of the error in the second quarter of 2011.

The quantitative and qualitative factors the Company considered in relation to the first and second quarters of 2011 actual results and estimated full year 2011 results include:

1.	Though correcting the error in the first quarter of 2011 would have reduced net income (“NI”) from $1.0 million to just above breakeven, the correction would not have caused either the first or second quarter 2011 profit before tax (“PBT”), NI or EPS to swing from a profit to a loss. Additionally, the Company reviewed the trend in PBT and determined that correcting the error in the first quarter would not have changed the trend as the Company reported a loss before taxes of $9.6 million for the fourth quarter of 2010, a PBT of $3.3 million for the first quarter of 2011 and a PBT of $9.7 million for the second quarter of 2011. If the error had been corrected in the first quarter, the trend in PBT would remain intact as the Company’s PBT for the fourth quarter of 2010 was a loss of $9.6 million, and PBT for the first quarter of 2011 and second quarter of 2011 would have been $1.8 million and $11.2 million, respectively.

The Company believes that a reasonable person relying on the financial statements would have focused on the positive trend rather than the impact of a non-recurring item in a single quarter.

The Company also assessed the materiality of correcting the error to the first and second quarter net profit margin percentage. Reported NI for the first and second quarters of 2011 was $1.0 million and $6.2 million, respectively. As a percent of net sales, net profit margins for the first and second quarters were .4% and 1.9%,

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respectively. If the error had been recorded in the first quarter, net profit margins would have been just above breakeven for the first quarter and 2.2% for the second quarter. The Company believes that this amount of change in the net profit margin is not material (see also 9 below);

2.	The error did not impact the Company’s compliance with its debt covenants. The Company was in compliance with all debt covenants as of February 28, 2011 and May 31, 2011, regardless of whether the correction of the error was recorded in the first or second quarters of 2011. In addition, the Company expects to be in compliance with its debt covenants throughout fiscal 2011;

3.	The Company has concluded that the error is immaterial to OMNOVA’s segment results of operations for the first and second quarters of 2011. The Eliokem subsidiaries are reported as part of the Company’s Performance Chemicals segment. Performance Chemicals’ segment operating profit, as reported in the first quarter, was $21.4 million. Correcting the error in the first quarter would have reduced that amount to $19.9 million (a 7.0% decrease).

Segment operating profit for Performance Chemicals, as reported in the second quarter, including the correction of the error, was $23.9 million. Excluding the correction in the second quarter would increase segment operating profit to $25.4 million (a 6.3% increase). Segment operating profit for the six months ended May 31, 2011 was not affected by the correction of this error.

The Company does not believe that the error is material for either the first or second quarter segment reporting as the correction of the error would not have changed segment operating profit to a loss, the trend of improvement in segment operating profit remains positive and segment management incentive compensation was not impacted by these transactions.

Because the Eliokem operations are reported within the Performance Chemicals segment and the Company did not provide separate results, such as operating income, for the Eliokem operations, an investor’s assessment of the Eliokem acquisition would be based on an analysis of the results of the Performance Chemicals segment. As discussed above, the Company does not believe that the error is material to the financial results of the Performance Chemicals segment;

4.	The error was not a willful concealment of an unlawful transaction and it was not the intent of management that this error occur (i.e., this error was not an attempt by the Company’s management to manage earnings);

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5.	The error did not have any impact on executive compensation. Executive incentive compensation is based on full-year results;

6.	ASC 250-10-45-27 states that “In determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.”

The Company expects to meet its current full-year estimate for NI and EPS despite these transactions. [The Company advises the Staff that the remainder of this paragraph is being provided under separate cover by the Company. By separate letter, the Company has requested confidential treatment of the remainder of this paragraph pursuant to the provisions of 17 C.F.R. § 200.83.];

7.	The Company does not pay a dividend on a quarterly or yearly basis, so there was no impact to a dividend pay out;

8.	This error and the adjustment did not impact the Company’s net cash flows from operating activities; and

9.	The Company does not believe that a shareholder’s or analyst’s expectation would have been materially impacted by correcting the error in the first quarter versus the second quarter because the Company’s general performance has improved quarter to quarter, led by the Performance Chemicals segment. The Company also believes analysts would consider these foreign currency transactions as non-operating transactions since they have been discontinued by the Company and there would be no comparative future transactions (i.e., these are non-recurring transactions compared to future reporting periods), and therefore would be excluded from their analysis of continuing operations.

The Company defines and discloses “Adjusted Net Income” in its periodic earnings releases and, accordingly, understands that analysts who track the Company’s performance formulate their estimates on an “adjusted” basis as well. Adjusted Net Income would exclude charges for unusual items such as acquisition expenses or restructuring and severance expenses. For the first quarter 2011, the Company disclosed Adjusted Net Income (Adjusted Net Income excludes non-operating and one-time charges as detailed in the Company’s first quarter 2011 earnings release) of $6.4 million. If the correction had been recorded in the first quarter, the Company would have disclosed Adjusted Net Income of $5.4 million. The Company believes that these

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transactions would have been excluded by analysts as non-recurring, non-operating expenses.

For the second quarter, the Company disclosed Adjusted Net Income of $7.3 million. If the correction had been recorded in the first quarter instead of the second quarter, the Company would have disclosed Adjusted Net Income of $8.3 million. Thus, the second quarter continued a trend of improving performance with and without the correction in the second quarter.

In the first quarter of 2011, the Company disclosed Adjusted EPS of $0.14 (Adjusted EPS, like Adjusted Net Income, excludes the impact of non-operating and one-time charges as defined in the Company’s first quarter 2011 earnings release). Even if the error had been recorded in the first quarter of 2011 and not excluded from Adjusted EPS by the analysts, the Company’s Adjusted EPS would have been $0.12. This amount is still higher than the analysts’ expectations of Adjusted EPS for the first quarter of 2011. Analysts’ expectations of Adjusted EPS for the first quarter were: Deutsche Bank Securities - $0.09, Jefferies & Company - $0.11 and KeyBanc Capital Markets - $0.08. Additionally, as stated previously, the Company believes this correction would be excluded by analysts’ as a non-recurring item.

In the second quarter of 2011, the Company disclosed Adjusted EPS of $0.16, which was below analysts’ expectations primarily as a result of higher raw material costs and weaker volumes in certain end-use markets. The analysts’ consensus estimate of Adjusted EPS for the second quarter was $0.20 EPS: Deutsche Bank Securities - $0.25, Jefferies & Company - $0.18 and KeyBanc Capital Markets - $0.18. If the error had been recorded in the first quarter of 2011 and excluded from the second quarter, the Company’s Adjusted EPS for the second quarter would have been $0.18. This amount would still have been lower than the analysts’ consensus expectations of Adjusted EPS for the second quarter of 2011.

As a result of the Company’s review of the quantitative and qualitative considerations of materiality, the Company has concluded that the impact of the error is immaterial to both the first and second quarters of 2011. The Company has also concluded that the impact of the error is immaterial to the expected 2011 full-year results and to the trend in earnings. Accordingly, the Company believes that the judgment of a reasonable person relying on the financial statements would not have been changed or influenced by the error in the first quarter. Based on the Company’s conclusion that the error was not material and pursuant to ASC 250-10-45-27, the Company corrected the error in its second quarter ending May 31, 2011 and provided appropriate disclosure in Note N of

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its Quarterly Report on Form 10-Q for the three and six month periods ending May 31, 2011.

In connection with the above response, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 330-869-4284.

Sincerely,

/s/ Michael E. Hicks
Michael E. Hicks Senior Vice President, CFO